Endeavour Silver Announces Revised Date for Release of Third Quarter, 2015 Financial Results; Provides Emergency Supplies to Small Towns Near San Sebastian del Oeste, Jalisco, Mexico to Assist in Recovery From Hurricane Patricia

VANCOUVER, BC -- (Marketwired - October 28, 2015) - Endeavour Silver Corp. (TSX: EDR)(NYSE: EXK) announces the date and time for the release of Third Quarter, 2015 financial results has changed. The results will now be released before market on Monday, November 2, 2015 and a telephone conference call will be held the same day at 11:00am PST (2:00pm EST). To participate in the conference call, dial the following:

Toll-free in Canada and the US: 1-800-319-4610

Local Vancouver: 604-638-5340

Outside of Canada and the US: 1-604-638-5340

(no pass-code is necessary)

In cooperation with the Municipality of San Sebastián del Oeste in Jalisco State, Mexico, Endeavour is providing emergency supplies to four towns in the region of the Company's Terronera property. The region was hit hard by Hurricane Patricia and some local residents were stranded without communications after the collapse of a bridge on their only access road. Fortunately no damage was sustained within the town of San Sebastián del Oeste or at the Terronera property. Endeavour's Vice President of Exploration Luis Castro is working with municipal representatives to ensure the emergency aid addresses the immediate needs of the approximately 80 families affected.

About Endeavour Silver - Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted ten consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com